FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 1, 2012 – Publication of Annual Report
2.	Press release dated March 1, 2012 – Total Voting Rights
3.	Press release dated March 5, 2012 – ARM announces support for STMicroelectronics STM32 F0 series in the MDK-ARM Development Kit
4.	Press release dated March 5, 2012 – New ARM DS-5 v5.9 Toolchain Provides Developers With an Integrated Processor and GPU Software Optimization Platform For Mobile Gaming
5.	Press release dated March 13, 2012 – World’s Most Energy-efficient Processor From ARM Targets Low-Cost MCU, Sensor and Control Markets
6.	Press release dated March 15, 2012 – PDMR's Shareholdings
7.	Press release dated March 16, 2012 – Director/PDMR Shareholding
8.	Press release dated March 21, 2012 – Appointment of new Chairman

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2011
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1
Publication of ARM Holdings plc's Annual Report 2011

ARM Holdings plc announces that on 1 March 2012 it published its Annual Report for the year ended 31 December 2011 on the company's website at www.arm.com/ir.  The Annual Report has also been sent to the National Storage Mechanism of the UK Financial Services Authority.

A hard copy of the Annual Report 2011 is being sent to those shareholders who have elected to continue to receive paper communications.    A hard copy of the Circular incorporating Notice of the Annual General Meeting to be held on 3 May 2012 is also being sent to all shareholders at their addresses on the register.

The unaudited Preliminary Results for the year ended 31 December 2011 were announced on 31 January 2012.

In accordance with the requirements of Rule 4.1 of the Disclosure and Transparency Rules of the UK Financial Services Authority, Appendix 1 to this announcement contains a description of the principal risks and uncertainties affecting the Group and Appendix 2 contains a Directors' responsibility statement.

ARM Holdings plc also announces that it has filed with the Securities and Exchange Commission an Annual Report on Form 20-F including audited financial statements for the year ended 31 December 2011.

All of these documents are available online at ARM's website at www.arm.com/ir and the Annual Report on Form 20-F is also available at www.sec.gov.

Shareholders are able to request a hard copy of the 2011 Annual Report free of charge, subject to availability, as follows:

UK - by calling +44(0) 1628 427850 or writing to ARM Holdings plc, Liberty House, Moorbridge Road, Maidenhead, Berkshire SL6 8LT UK.

US - by calling 1-800-555-2470 or writing to Proxy Services Corporation at 200A Executive Drive, Edgewood, NY 11717 USA.

Patricia Alsop
Company Secretary
1 March 2012

Appendix 1

Principal risks and uncertainties

1.   About half of ARM's revenue comes from direct licence sales to semiconductor companies.  If there are fewer semiconductor companies, then ARM may have fewer customers to sell to.  ARM is exposed to a range of markets including wireless handsets and microcontrollers.  Consolidation in these parts of the industry could represent a loss to ARM's future licensing business.

2.   ARM is developing more functionally capable products and our technology is becoming more widely deployed in a broad range of end markets.  Developing technology has an inherent risk of patent infringement, and the success of the ARM Partnership may encourage a patent owner to make a claim against ARM or one of our customers.

3.   The main processor in a laptop is typically based on the x86 architecture.  It has been announced that smaller and lower-power x86-based chips are being developed that will be suitable for the main processor in a smartphone.  There is therefore competition from large companies that have demonstrated advanced technology and have well-funded marketing strategies.  They are capable of reducing ARM's market share in smartphone application processors and hindering any market share gains that might be made by ARM licensees in mobile computing.

4.   It could be difficult for ARM to be successful in the microcontroller market.  ARM will need to displace many established in-house processor designs.  ARM has invested a lot of effort and cost to achieve modest penetration to date.  As the microcontroller chips are low-cost, the royalty revenue per device is also lower than other markets.

5.   Currently, most major chip companies develop their physical IP using their in-house teams.  Even for companies that have outsourced manufacturing, the rate at which they want to licence in physical IP is unclear.  The foundries may choose to develop the physical IP.   This could add more value to their customers and help create 'lock-in' by making it harder for the customer to change foundry.  There are also other physical IP suppliers who compete in this market, some with a similar scale and scope to ARM.

A more detailed description of the risks facing the company is included in the Annual Report on Form 20-F.

Appendix 2

Directors' Responsibility Statement

Each of the directors whose names and functions are listed below, confirm that, to the best of each person's knowledge and belief:

1.   The financial statements for the Group, prepared in accordance with IFRS as adopted by the European Union (UK GAAP for the Company) give a true and fair view of the assets, liabilities, financial position and profit of the Group and the Company; and

2.   The directors' report and the financial review in the Annual Report include a fair review of the development and performance of the business and the position of the Company and the Group, together with a description of the principal risks and uncertainties that they face.

Name	Function
Doug Dunn	Chairman
Warren East	Chief Executive Officer
Tim Score	Chief Financial Officer
Tudor Brown	President
Mike Inglis	EVP & General Manager Processor Division
Mike Muller	Chief Technology Officer
Simon Segars	EVP & General Manager Physical IP Division
Andy Green	Independent Non-Executive Director
Larry Hirst	Independent Non-Executive Director
Kathleen O'Donovan	Senior Independent Director
Janice Roberts	Independent Non-Executive Director
Philip Rowley	Independent Non-Executive Director
Young Sohn	Independent Non-Executive Director

Item 2

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 29th February 2012 consists of 1,375,792,913 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,375,792,913.

The above figure 1,375,792,913 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 3

ARM announces support for STMicroelectronics STM32 F0 series in the MDK-ARM Development Kit

What:
ARM today announced full support within the ARM Keil™ MDK-ARM™ development kit for STMicroelectronics’ new STM32 F0 series of devices. The STM32 F0 series has been announced at Embedded World in Nuremberg, Germany, and is the first STM32 series based on the ARM® Cortex™-M0 processor. The product’s low-power design and low cost make it suitable for application fields that were traditionally occupied by 8- or 16-bit MCUs such as medical diagnostics equipment, white goods or intelligent sensor applications.

Why:
The long-standing cooperation between STMicroelectronics and ARM enables engineers to immediately use the MDK-ARM development kit in projects based on the STM32 F0 series. The MDK-ARM development kit combines the state of the art ARM C/C++ Compiler, the µVision4 IDE and debugger as well as advanced trace functionality and the RTX RTOS in one easy to use package. The MDK-Professional Middleware libraries provide excellent support for the sophisticated peripherals of the STM32 F1, F2 and F4 series, enabling developers to concentrate on the unique features of their embedded applications. The STM32 F0 device support is included in the current version 4.23 of the   MDK-ARM development kit.

When:
Effective immediately.

Where:
Global availability of MDK-ARM development kit support for STM32F0 series from STMicroelectronics.

Who:
The ARM Keil family of products include C/C++ compilers, debuggers, integrated development environments, RTOS, simulation models and evaluation boards for the ARM Cortex™-M, Cortex-R4, ARM7™ and ARM9™ processor families. For more info: http://www.keil.com.

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/

ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMLowPwr
http://twitter.com/ARMTools

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:
Tracy Robinosn
ARM
+44 (0) 1223 406182
tracy.robinson@arm.com

Item 4

New ARM DS-5 v5.9 Toolchain Provides Developers With an Integrated Processor and GPU Software Optimization Platform For Mobile Gaming

Additional support for graphics analysis improves system visibility and enables optimized Android development for a wide range of consumer devices based on ARM® Cortex™ Processors and ARM Mali™ GPUs

Game Developers Conference, San Francisco and Cambridge, UK – 5th March 2012 – ARM today released the latest edition of the ARM Development Studio 5 (DS-5™ v5.9) toolchain with additional support for graphics analysis on ARM Mali Graphics Processing Units (GPUs). The toolchain can be downloaded by developers today, enabling them to achieve integrated optimization across the whole system, including both the applications processor and GPU. The ARM DS-5 v5.9 toolchain provides significant benefits to semiconductor suppliers and OEMs, as well as mobile application and game developers, by enabling improved system visibility and decreased time-to-market. In particular, the ARM Streamline™ Performance Analyzer, within the DS-5 toolchain, allows developers to design more interactive interfaces and immersive game play for end users whilst extending battery life. This will enable next generation user experiences for use on smartphones, tablets, smart-TVs and set-top boxes.

The launch of the updated toolchain addresses the increasing demand for high-performance graphics development. Such advanced visual computing capabilities will deliver next generation smartphone and tablet applications where console-like gaming graphics, 3D User Interfaces (UI) and Augmented Reality (AR) will be the norm. Multicore systems, such as these, benefit from optimization of intensive tasks where integrated applications processor, GPU and memory subsystem designs can be configured to achieve the highest levels of performance and energy-efficiency.

By using the ARM DS-5 v5.9 toolchain, developers can quickly and easily locate system performance bottlenecks across the Cortex processors, Mali GPUs and System IP, enabling the creation of faster applications and accelerating the software development cycle.

“Whether consumers are engaging in more immersive game play, using advanced user interfaces or more interactive AR applications, developers must optimize software across the entire system,” said Lance Howarth, executive vice president of marketing, ARM. “A single tool chain for processor and GPU performance analysis helps achieve this and provides significant benefits in terms of increased productivity and reduced time-to-market.”

“Accelerated graphics is not only key to games and entertainment systems, but it is also a fundamental requirement for the Linux-based mobile phone, tablet and desktop user experience delivered through operating systems such as Android and Ubuntu,” said Alexander Sack, Platform Technical Director at Linaro, “providing graphics support for our member platforms in ARM DS-5 and making this easily accessible in Linaro will help to ensure that product development teams that use Linaro technology can bring their products to market more rapidly and with a higher quality experience.”

“Android developers who select multicore Mali GPU-based Cotton Candy devices as their platform of choice can benefit from the easy-to-use, integrated DS-5 tool, giving them system-wide visibility,” said Borgar Ljosland, FXITech. “Ultimately the goal is to deliver the most visually captivating experiences to consumers, whether the end content is viewed on smaller mobile screen sizes or delivered up to their DTV”.

“The success of task-intensive Augmented Reality applications relies on platforms which provide high-performance CPU plus GPU solutions within a low-power profile,” said Peter Meier, CTO and Co-Founder of metaio, a leading provider of mobile AR software. “The extension of DS-5 to allow simultaneous visibility across the complete ARM system brings significant benefits of full system analysis, which will enable immersive and natural AR experiences like the Augmented City."

The DS-5 toolchain version 5.9 is available for download now via http:www.arm.com/optimize for use on a wide variety of compatible platforms. Mali GPU specific features can be used with various platforms based on Samsung Exynos, ST-Ericsson U8500 and other Mali GPU-based System-on-Chips (SoCs).

Graphics developers using the ARM DS-5 toolchain can count on the support of the Mali Ecosystem - a comprehensive community of graphics industry players, helping developers to achieve shorter time-to-market. Additional support can be found at the Mali Developer Center - an online portal providing support and resources such as tools downloads, sample code, drivers, demos, boards, forums and documentation. The ARM Solution Center for Android (SCA) also offers a centralized resource for the wide range of companies and individuals innovating with the Google Android™ Operating System on the ARM architecture.

About the ARM DS-5 toolchain

The ARM DS-5 toochain comprises of end-to-end software development tools that are used by silicon vendors, device manufacturers and independent software vendors to accelerate and reduce risk in their development cycle. The DS-5 flagship product, the Professional Edition, in addition to the Streamline Performance Analyzer, includes an advanced multi-platform debugger, the industry leading ARM compiler, fast simulation models of Cortex processors, and a comprehensive set of documentation and examples.

ARM Mali GPU performance analysis has been integrated to all DS-5 toolchain editions, including the recently announced Community Edition. This new lightweight and free-of-charge version of the DS-5 toolchain is designed for Android application developers who write native C/C++ code to achieve best performance results and easier platform portability. The DS-5 Community Edition seamlessly integrates to existing Android SDK and NDK installations and is available for download within the users Eclipse IDE from http://tools.arm.com/eclipse.

Finally, announced last week at Embedded World 2012, the ARM Energy Probe extends Streamline Performance Analyzer benefits by providing users with a cost effective solution to correlate power, current and voltage data with system performance counters and software profiling. It enables the creation of a new generation of energy efficient mobile games and applications that can offer extended battery life without compromising on performance.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

• ARM website: http://www.arm.com/
• ARM Mali Developer Center: www.malideveloper.com
• ARM Connected Community: http://www.arm.com/community/
• ARM Blogs: http://blogs.arm.com/
• ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
• ARM on Twitter:
o http://twitter.com/ARMMultimedia
o http://twitter.com/ARMMobile
o http://twitter.com/ARMCommunity
o http://twitter.com/ARMEmbedded
o http://twitter.com/ARMLowPwr
o http://twitter.com/KeilTools

ARM is a registered trademark of ARM Limited. Cortex, Mali, DS-5 and Connected Community are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

PR Contacts:
Andy Phillips
ARM
+44 1223 400930
andy.phillips@arm.com

Item 5

World’s Most Energy-efficient Processor From ARM Targets Low-Cost MCU, Sensor and Control Markets

ARM Cortex-M0+ Processor Lays Foundation for Internet of Things

CAMBRIDGE, UK - March 13, 2012- ARM today announced the ARM® Cortex™-M0+ processor, the world's most energy-efficient microprocessor. The Cortex-M0+ processor has been optimized to deliver ultra low-power, low-cost MCUs for intelligent sensors and smart control systems in a broad range of applications including home appliances, white goods, medical monitoring, metering, lighting and power and motor control devices.

The 32-bit Cortex-M0+ processor, the latest addition to the ARM Cortex processor family, consumes just 9µA/MHz on a low-cost 90nm LP process, around one third of the energy of any 8- or 16-bit processor available today, while delivering significantly higher performance.

This industry-leading combination of low power and high performance provides users of legacy 8- and 16-bit architectures with an ideal opportunity to migrate to 32-bit devices, thereby delivering increased intelligence to everyday devices, without sacrificing power consumption or area.

The Cortex-M0+ processor features enable the creation of smart, low-power, microcontrollers to provide efficient communication, management and maintenance across a multitude of wirelessly connected devices, a concept known as the 'Internet of Things'.

This low power connectivity has the potential to enable a range of energy-saving and life-enhancing applications from sensors to wirelessly analyze the performance and control of domestic or industrial buildings, to battery-operated body sensors wirelessly connected to health monitoring equipment. Current 8-bit and 16-bit MCUs lack the intelligence and functionality to deliver these applications.

“The Internet of Things will change the world as we know it, improving energy efficiency, safety, and convenience,” said Tom R. Halfhill, a senior analyst with The Linley Group and senior editor of Microprocessor Report. “Ubiquitous network connectivity is useful for almost everything - from adaptive room lighting and online video gaming to smart sensors and motor control. But it requires extremely low-cost, low-power processors that still can deliver good performance. The ARM Cortex-M0+ processor brings 32-bit horsepower to flyweight chips, and it will be suitable for a broad range of industrial and consumer applications.”

The new processor builds on the successful low-power and silicon-proven Cortex-M0 processor which has been licensed more than 50 times by leading silicon vendors, and has been redesigned from the ground up to add a number of significant new features. These include single-cycle IO to speed access to GPIO and peripherals, improved debug and trace capability and a 2-stage pipeline to reduce the number of cycles per instruction (CPI) and improve Flash accesses, further reducing power consumption.

The Cortex-M0+ processor takes advantage of the same easy-to-use, C friendly programmer's model, and is binary compatible with existing Cortex-M0 processor tools and RTOS. Along with all Cortex-M series processors it enjoys full support from the ARM Cortex-M ecosystem and software compatibility enables simple migration to the higher-performance Cortex-M3 and Cortex-M4 processors.

Early licensees of the Cortex-M0+ processor include Freescale and NXP Semiconductor.

“We're excited to further strengthen our relationship with ARM as a lead partner in the definition, and first licensee of the smallest, lowest-power ARM Cortex-M series processor yet,” said Dr. Reza Kazerounian, senior vice president and general manager of Freescale's Automotive, Industrial & Multi-Market Solutions group. “The addition of products built on the Cortex M0+ processor will make our fast-growing Kinetis MCU line one of the industry's most scalable portfolios based on the ARM Cortex architecture. With the ability to reuse code, higher performance and improved energy efficiency, the Cortex M0+ processor will enable designers to transition from legacy 8-bit and 16-bit proprietary architectures to our new Kinetis devices, without sacrificing cost and ease of use benefits.”

“NXP is the only MCU vendor to have adopted the complete ARM Cortex-M processor series, and we're excited to be able to add the Cortex-M0+ processor to our portfolio,” said Alexander Everke, Executive Vice President and General Manager of High-Performance Mixed-Signal businesses, NXP Semiconductors. “We have already proven the success of our Cortex-M0 processor portfolio with over 70 part types shipping in high volume today, this new Cortex-M0+ processor further accelerates our momentum into the 8/16-bit market.”

“The Cortex-M0+ processor is yet another demonstration of ARM low power leadership and its commitment to drive the industry forward towards ever lower power consumption,” said Mike Inglis, EVP and GM, Processor Divison, ARM. “With our expertise in low-power technology, we have worked closely with our Partners on the definition of the new processor to ensure that it can enable the low-cost devices of today, while also unlocking the potential benefits delivered by the Internet of Things.”

Supporting ARM Technology
The Cortex-M0+ processor is ideally suited for implementation with the Artisan® 7-track SC7 Ultra High Density Standard Cell Library and Power Management Kit (PMK) to fully capitalize on the ground-breaking low power features of the processor.

The Cortex-M0+ processor is fully supported from launch by the ARM Keil™ Microcontroller Development Kit, which integrates the ARM compilation tools with the Keil µVision IDE and debugger. Widely acknowledged as the world's most popular development environment for microcontrollers, MDK together with the ULINK family of debug adapters now supports the new trace features available in the Cortex-M0+ processor. By utilizing these tools, ARM Partners can take advantage of a tightly coupled application development environment to rapidly realize the performance and ultra low-power features of the Cortex-M0+ processor.

The processor is also supported by third-party tool and RTOS vendors including CodeSourcery, Code Red, Express Logic, IAR Systems, Mentor Graphics, Micrium and SEGGER.

ENDS

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. The ARM comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•ARM website: http://www.arm.com/
•ARM Connected Community®: http://www.arm.com/community/
•ARM Blogs: http://blogs.arm.com/
•ARMFlix on YouTube: http://www.youtube.com/user/armflix
•ARM on Twitter:
◦http://twitter.com/ARMMultimedia
◦http://twitter.com/ARMMobile
◦http://twitter.com/ARMCommunity
◦http://twitter.com/ARMEmbedded
◦http://twitter.com/ARMLowPwr
◦http://twitter.com/KeilTools

PR Contacts:

Alan Tringham
ARM
Tel: (+44) 1223 400947
alan.tringham@arm.com

Andy Phillips
ARM
+44 1223 400930
andy.phillips@arm.com

Item 6

Announcement of dealings by PDMRs

ARM Holdings plc (the “Company”) announces the following dealings by PDMRs of the Company:

Tom Lantzsch sold 50,000 shares at a price of 575 pence per share on 12 March 2012 and 50,000 shares at a price of 573 pence per share on 13 March 2012.  His total resultant holding is 35,347 shares.

Lance Howarth sold 1,663 shares at a price of 575 pence per share on 13 March 2012 and 48,337 shares at a price of 573.88 pence per share on 14 March 2012.  His total resultant holding is 35,000 shares.

Item 7

Announcement of dealings by a Director and PDMRs

ARM Holdings plc (the “Company”) announces the following dealings by a Director and two PDMRs:

Simon Segars, who is a Director of the Company, sold 149,999 shares at a price of 570 pence per share and 49,999 shares at a price of 569.89 pence per share both on 15 March 2012.  His total resultant shareholding is 455,162 shares.

John Cornish, who is a PDMR of the Company, exercised an option over 12,170 shares at a price of 246.5 pence per share and sold all of the shares at a price of 566.5 pence per share on 15 March 2012.  His total resultant shareholding is 4,107 shares.

Phil David who is a PDMR of the Company sold 200,000 shares at a price of 575 pence per share on 16 March 2012.  His total resultant shareholding is 49,511 shares.

Item 8

ARM HOLDINGS PLC - APPOINTMENT OF NEW CHAIRMAN

ARM Holdings plc is pleased to announce the forthcoming appointment of Sir John Buchanan as Chairman of the Board with effect from 3 May 2012.  He is currently Chairman of Smith & Nephew plc, Deputy Chairman of Vodafone Group plc, Senior Independent Director of BHP Billiton plc and Chairman of the International Chamber of Commerce (UK).

There are no further disclosures pursuant to paragraphs 9.6.13(1) to 9.6.13(6) of the Listing Rules in relation this appointment.

As was announced at ARM's 2011 AGM, Doug Dunn intends to retire at the AGM to be held on 3 May 2012.  John Buchanan will be appointed on the same date and will take over as Chairman immediately following the AGM.

Doug Dunn, Chairman said:

“It has been a pleasure and a privilege to serve as a member of the ARM board since 1998 and as Chairman since 2006.  I am very pleased that John has agreed to succeed me as Chairman of ARM when I retire, as planned, in May and to know that I will be leaving with a strong and very able board in place.”

Warren East, CEO said:

“I am delighted to welcome John to the ARM Board as Doug's successor and look forward to working closely with him.  He has a wealth of international business experience gained through his executive and non-executive roles with a number of leading FTSE100 companies.  I would also like to take this opportunity of thanking Doug on behalf of the Board for his excellent contribution as a non-executive director and as Chairman and to wish him well for the future.”

John Buchanan said:

“I am delighted to be joining ARM as the Company builds its impressive global business and I look forward to working with the Board and the wider team.”

CONTACTS:

Sarah West/Anne Bark	Tim Score/Ian Thornton

Brunswick	ARM Holdings plc

+44 (0)207 404 5959	+44(0)1223 400796